# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HCI Group, Inc., CIK 0001400810
CUSIP: 40416E103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3802 Coconut Palm Drive, Tampa, Florida (FL), 33619
Date of event which requires filing of this statement: 06/04/2025
Filed by CIK 0001439934
Persons authorized to receive notices and communications: Paresh Patel, 3802 Coconut Palm Drive, Tampa, Florida (FL), 33619, (813) 405-3600

## Reporting persons
- Paresh Patel (CIK 0001439934): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 1,634,000; shared voting power 0; sole dispositive power 1,424,000; shared dispositive power 0; aggregate amount beneficially owned 1,634,000 (12.06% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HCI Group, Inc.
Address of issuer's principal executive offices: 3802 Coconut Palm Drive, Tampa, Florida (FL), 33619

## Signatures
- Paresh Patel: /s/ Paresh Patel, Cheif Executive Officer (06/16/2025)